Exhibit 99.1

Descartes Announces Closing of Public Offering and
Full Exercise of Over-Allotment Option by Underwriters
WATERLOO, Ontario — June 10, 2019 — The Descartes Systems Group Inc. ("Descartes") (TSX:DSG) (Nasdaq:DSGX), the global leader in uniting logistics-intensive businesses in commerce, today announced that it has completed its previously announced offering of common shares in the United States and Canada at a price of US$35.50 per common share. The total offering of 6,900,000 common shares included the exercise in full by the underwriters of the 15% over-allotment option to purchase an additional 900,000 common shares on the same terms and conditions, resulting in additional gross proceeds of US$31,950,000, for aggregate gross proceeds to Descartes of US$244,950,000. The offering was made through an underwriting group with Barclays and RBC Capital Markets acting as joint book-running managers of the offering and as representatives of the underwriters, which included Scotiabank, BMO Capital Markets, CIBC Capital Markets, GMP Securities L.P., Raymond James Ltd., William Blair, Canaccord Genuity and TD Securities Inc.

Descartes intends to use the net proceeds of the offering to repay outstanding indebtedness under its revolving debt facility, for potential future acquisition opportunities and for general corporate purposes.

Copies of the shelf registration statement and final prospectus supplement and short form base shelf prospectus and final prospectus supplement, in each case relating to the offering, may be obtained by visiting the SEC's website at www.sec.gov, on SEDAR at www.sedar.com or from: Barclays c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or via telephone: (888) 603-5847, or via email: Barclaysprospectus@broadridge.com or RBC Capital Markets, 180 Wellington Street West, 8th Floor, Toronto, ON M5J 0C2, Attn: Simon Yeung, or via telephone: (416) 842-5349, or via email at simon.yeung@rbc.com or RBC Capital Markets, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, Attn: Equity Syndicate, or via telephone: (877) 822-4089 or via email: equityprospectus@rbccm.com.

No securities regulatory authority has either approved or disapproved the contents of this press release. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About Descartes
Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments;

rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world.

Cautionary Statement Regarding Forward-Looking Statements
This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") including statements regarding the proposed use of proceeds. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, market conditions, regulatory approvals and the factors and assumptions discussed in the sections entitled "Risk Factors" in the short form base shelf prospectus and the final prospectus supplements, as well as the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the SEC, the Ontario Securities Commission and other securities regulatory authorities across Canada, including Descartes' most recently filed interim management's discussion and analysis for the three months ended April 30, 2019. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Descartes Investor Contact:
Laurie McCauley +1-519-746-6114 x202358
investor@descartes.com

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